

OFFERING MEMORANDUM

facilitated by



Big C Waffles

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Big C Waffles
State of Organization	NC
Date of Formation	10/01/2014
Entity Type	Limited Liability Company
Street Address	2110 Allendown Dr, Durham NC, 27713
Website Address	www.bigcwaffles.com

(B) Directors and Officers of the Company

Key Person		Carl Richardson
Position with the Company		
	Title	Owner
	First Year	2014
Other business experience (last three years)		*Owner Operator of Business since 2014*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Carl Richardson	100%

(D) The Company's Business and Business Plan

The Team

Carl Richardson , CEO

CEO - of Big C Waffles who has given 8 years to building his brand, business and legacy and will continue to make his business a world wide name.

Craig Barbee, CFO

CFO- has 30 years of experience in financial and P&L reporting , Quarterly Reports.

Lonnie Sheffield, CPA

CPA- has 36 years of experience in tax and accounting services

Peter Singh , Attorney

Attorney - with Fourscore Business Law experienced in Start-Ups and listed Top 40 under 40 by The National Black Lawyers ranking.

Omari Leggett, Consultant

Consultant- has 20+ years of experience in Marketing and Business operations and has been a key factor in Big C Waffles success.

The Competition

Big C Waffles is the revolution and the solution to this new era for Waffles and Chicken. We will change the way that Waffles and Chicken are made and delivered to the consumer.

- We have perfected all aspects of Waffles and Chicken on the highest levels from Concessions in stadiums, to Festivals, with services of Weddings or Corporate events, to Daily operations, Ghost Kitchens, and Food Trucks with College Universities.
- There are Franchises that can be started for 25k or lower. Such as Jimmy Johns , Subway, Moes, Dominos or Tropical Cafe. and all have been in business for over 20 years.
- We see our Competition as our Goal to be Bigger and Better, Roscoes is a West Coast Regional brand that has a national name that Big C Waffles will take over
- IHOP, Waffle House and Denny's have thousands of locations, some corporate operated and others Franchised. Our goal is to focus on Franchising Big C Waffles just the same or better to continue to make Big C Waffles a Brand, a household name with Regional and National recognition.

About Franchise Creator

Franchise Creator is a company located in Florida that has been in the Franchising industry for over 15 years. They develop and sell businesses once they are franchised.

- Franchise Creator will develop Big C Waffles with in 90 days, they will process all legal documents, create Area Development, Operations manuals, Marketing Programs, Develop the Franchise structure, Register Big C Waffles in 35 States and also Sell the Franchises by completing all the vetting information for any new Franchisee.

Selling Big C Waffles Franchises

Big C Waffles together with Franchise Creator will identify and evaluate franchise owners with the standards and the values that we have set for brand and business.

- We will work with local and national media outlets and will be listed on Nation's Restaurant News, this is a national publication that list new upcoming franchises in the hospitality business.
- We will build our team to support our franchises. We will be able to give them our knowledge and expertise in order run a successful business.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$45,000
Offering Deadline	May 13, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering

Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$120,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Franchise Creator	$42,300	$50,000
Admin and Marketing	$0	$37,800
Allendown Transition	$0	$25,000
Mainvest Compensation	$2,700	$7,200
TOTAL	$45,000	$120,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	19.6 - 52.3%[2]
Payment Deadline	2026-10-01
Maximum Payment Multiple	1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.4%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 19.6% and a maximum rate of 52.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$45,000	19.6%
$63,750	27.8%
$82,500	36.0%
$101,250	44.1%
$120,000	52.3%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company

could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Carl Richardson	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Celtic Bank	$12,750	15.75%	10/29/2022	
Sam's Club Credit Card	$7,949	29.90%	06/30/2023	

(Q) Other Offerings of Securities within the Last Three Years

Big C Waffles, LLC has not had any other offerings in the past 3 years

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Big C Waffles has been operating since [October, 2014] and has since achieved the following milestones:

- First Waffle Maker a Gift for Christmas 2011

- 2012 Cooking Waffles for Co-Workers and Grew to Cooking for 300 Co-Workers

- 2014 Purchased Food Truck

- 2015 UNC Athletics Concessions

- 2016 Food Truck Locations created Pull Up or Park

- 2017 First Brick and Mortar Location 2110 Allendown Dr, Durham NC 27713

- 2018 Food Truck Contracts with NCCU and NC A&T

- 2019 DreamVille Festival Food Truck

- 2020 Big C Waffles Cares created to service frontline workers, families in need and senior citizens

- 2020 Launched first product Granny B's Tropical Punch

- 2021 Catering Services, Weddings

- 2021 Launched second product Uncle Wayne's All Purpose Seasoning

2022 Sign on with Franchise Creator and focusing on Franchising the Brand Big C Waffles

Forecasted milestones

Big C Waffles forecasts the following milestones:

- Complete the 3 month onboarding and training with Franchise Creator

- Secure 2 franchise in 2022

- Secure 6 Franchises 2023

- Secure 12 Franchises 2024

- Secure 23 Franchises 2025

Franchise Model Breakdown

The financial model is based on Franchise Fees and Franchise Revenue Royalties, together create what we consider Franchise Income. We are looking to franchise Big C Waffles(BCF) for physical locations, mobile catering (Food Truck), and Ghost Kitchen models.

After completing Franchise Creator(FC) and setup our process, procedures, and strategy, we will split the Franchise Fee for new franchises 70% BCF, 30% FC. Franchise fees vary by type of franchise. The Franchise Fees are Physical Locations & Food Trucks = $25K, and Ghost Kitchens = $15K. Our revenue royalty will also vary depending on the type of franchise. The royalty rates are Physical Locations = 5.5%, and Food Trucks & Ghost Kitchens = 4%.

Franchise Total Income

2 Franchise = $40,570

6 Franchises= $107,336

12 Franchises =$201,354

23 Franchises =$379,070

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$40,570	$107,336	$201,354	$379,070	$580,424
Cost of Goods Sold					
Gross Profit	$40,570	$107,336	$201,354	$379,070	$580,424
EXPENSES					
Marketing	$5,000	$5,000	$5,000	$5,000	$5,000
Rent	$0	$0	$18,000	$18,000	$18,000
Utilities	$0	$0	$4,600	$4,600	$4,600
Salaries	$0	$0	$28,000	$28,000	$28,000
Insurance	$2,500	$2,500	$2,500	$2,500	$2,500
Professional Fees	$4,500	$4,500	$4,500	$4,500	$4,500
	$0	$0	$0	$0	$0
Operating Profit	$28,570	$95,336	$138,754	$316,470	$517,824

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$15,502.00	$2,241.00
Cash & Cash Equivalents	$15,399.00	$2,041.00
Accounts Receivable	$0	$0
Short-term Debt	$6,000.00	$5,000.00
Long-term Debt	$0	$0
Revenues/Sales	$254,627.00	$281,451.00
Cost of Goods Sold	$103,690.00	$119,107.00
Taxes Paid	$11,201.00	$17,504.00
Net Income	$24,799.00	$10,530.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V